Exhibit A
Pursuant to the instructions in Item 6 of Schedule 13G, the following lists the identity of each relevant entity that beneficially owns shares of the security class being reported on this Schedule 13G.
Alpine Partners (BVI), L.P.

Rule 13d-1(k)(1) Agreement
The undersigned persons, on July 8, 2021, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of Class A ordinary shares of VPC Impact Acquisition Holdings as of July 8, 2021.

/s/ Amy Tarlowe
Name: Amy Tarlowe
Title: Chief Operating Officer